Exhibit 1.01

Conflict Minerals Report of ChargePoint Holdings, Inc.
in accordance with Rule 13p-1 under the Securities Exchange Act of 1934

This Conflict Minerals Report (this “Report”) of ChargePoint Holdings, Inc. (“ChargePoint” “we”, “us” or “our”) for calendar year 2023 is presented to comply with Rule 13p-1 (the “Conflicts Mineral Rule”) under the Securities Exchange Act of 1934 (the “1934 Act”) and unless otherwise indicated herein with respect to a particular statement, covers the activities of all our subsidiaries. Please refer to Rule 13p-1, Form SD and SEC Release No. 34-67716 for definitions of the terms used in this Report, unless otherwise defined within this Report.

The Conflicts Mineral Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain minerals originating in the Democratic Republic of the Congo or any country that shares an internationally recognized border with the Democratic Republic of the Congo (collectively, the “Covered Countries”). The minerals subject to Rule 13p-1 are columbite-tantalite (coltan), cassiterite, wolframite, gold and their derivatives, which are limited to tantalum, tin and tungsten (“Conflict Minerals” or “3TG”).

Pursuant to the Conflicts Mineral Rule, if, based upon a reasonable country of origin inquiry (“RCOI”), a registrant has reason to believe that any of the Conflict Minerals in its supply chain may have originated in one of the Covered Countries, or if such registrant is unable to determine the country of origin of those Conflict Minerals, then it must file a Conflict Mineral Report with the SEC describing the due diligence measures it has undertaken or will undertake regarding the source and chain of custody of the Conflict Minerals. Considering ChargePoint’s position in the supply chain, we have limited ability to determine the source and chain of custody of Conflict Minerals necessary to the functionality or production of our products as described below, and therefore have filed this Conflict Minerals Report.

Introduction

ChargePoint has determined that components in our electric vehicle (“EV”) charging station hardware contain Conflict Minerals and that such Conflict Minerals are necessary to the functionality of such products. Accordingly, ChargePoint has undertaken an inquiry with respect to Conflict Minerals that is reasonably designed to determine whether any of the Conflict Minerals originated in the Covered Countries and whether the Conflict Minerals are from recycled or scrap sources. Based on this RCOI, ChargePoint knows or has reason to believe that some Conflict Minerals are sourced in the Covered Countries and are not from recycled or scrap sources. ChargePoint has designed due diligence measures to conform, in all material respects, with the internationally recognized due diligence framework in The Organization for Economic Co-Operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Framework”) and the related supplements for Conflict Minerals (the “OECD Guidance”).

ChargePoint supports the purpose and intent of the Conflict Minerals Rule and has devoted resources to conduct due diligence in conformance with the Rule. Resources include, but are not limited to, incorporation of Conflict Minerals oversight in materials management procedures, establishing an internal working group that meets throughout the year, and leveraging a specialty compliance vendor (“vendor”) to support data collection and program implementation. Additionally, ChargePoint is a member of the Responsible Business Alliance (“RBA”) and the Responsible Minerals Initiative (“RMI”) to contribute to industry efforts on Conflict Minerals. We believe our engagement and contributions help to develop standards, best practices, and tools that benefit all companies working to end the link between 3TGs and conflict in the Covered Countries. ChargePoint cares deeply about the human rights and environmental impacts of our operations and is striving to continuously improve our Conflict Minerals program as we grow.

OECD Step 1: Strong Company Management Systems

ChargePoint continues to invest in a robust supply chain management system with strong controls. Our Board of Directors oversees our broader Environmental, Social, Governance (“ESG”) efforts, which include maintaining our Conflict Minerals Policy and further adoption of the RBA Code of Conduct amongst our suppliers. ChargePoint participated in an audit program advocacy campaign that reached 351 smelters. ChargePoint also established regular coordination with the subject matter experts within our contract manufacturers to unify efforts to strengthen responsible sourcing tracking and improvements.

ChargePoint’s Conflict Minerals Policy sets forth our commitment to human rights around the world, as well as our commitment to implementing due diligence measures across our supply chain. The policy outlines our efforts to continue to develop methods, implement tools, and adopt procedures in line with the OECD Framework. Expectations for our first-tier contract manufacturers and their suppliers (“suppliers”) are outlined in this policy including requesting they adopt a similar policy across their supply chains. The Conflict Minerals Policy may be found at: https://investors.chargepoint.com/ under the heading “Governance” and tab “Governance Documents.”

Although we are a company that is several tiers removed from the mining, smelting, or refining of Conflict Minerals, we engaged directly with suppliers for data collection using the industry standard Conflict Minerals Reporting Template (“CMRT”). ChargePoint does not make purchases of raw ore or unrefined Conflict Minerals and makes no direct purchases in the Covered Countries. As a result, we rely on our suppliers to provide information regarding the source of Conflict Minerals that are necessary to the functionality or production of our products. Suppliers identified through our data collection as having elevated risk received additional communications and engagement. We also provide training to our suppliers on correct data collection processes for the information provided to ChargePoint.

As part of our manufacturer selection process, we engage in a review of each potential contract manufacturer’s supply chain policies and procedures. We refer to our direct contract manufacturers to have an established system of control and transparency over their mineral supply chain. Additionally, through our adoption of the RBA Code of Conduct for our suppliers we are working towards risk assurance across our supply chain.

A grievance channel has been set up for suppliers to report concerns and any industry-level grievances. This dedicated email address for Conflict Minerals has been utilized to engage our suppliers on risk mitigation and improvements of data collection reporting. ChargePoint strives to continuously improve supplier management systems and improve data collection processes.

OECD Step 2: Identification and Assessment of Risk in the Supply Chain

ChargePoint’s supplier data is managed through our vendor. Risks associated with CMRT content are identified automatically in the database and suppliers are immediately notified upon their data submission. Risk mitigation examples include requesting a user resubmit its CMRT with responses narrowed to solely the products provided to ChargePoint. We conducted additional due diligence by directly following up with suppliers and supporting remediation. Follow-ups were prompted by several factors, such as non-responsive suppliers, incomplete CMRTs, invalid CMRTs, or CMRTs reporting high-risk smelters. ChargePoint reached out via emails and phone calls to suppliers in all risk categories directly and through our vendor.

Smelter verification was conducted by our vendor, and collectively we undertook RCOI measures to determine the source and chain of custody of the Conflict Minerals that are necessary to the functionality or production of our EV charging hardware products that originated or may have originated in the Covered Countries. We compared the smelters and refiners identified in the supply chain survey against the list of smelter facilities that have been identified as “conformant” by programs such as the Responsible Minerals Assurance Process (“RMAP”) for Conflict Minerals.

Our vendor sent out surveys on behalf of ChargePoint to our suppliers identified as in-scope for Conflict Minerals. Our vendor followed up with the suppliers surveyed, to the extent possible, on missing and inconsistent information. By the end of the most recent campaign, we received valid responses from 288 suppliers, providing over a 73%
response rate. We also leveraged our vendor’s web-based supplier portal to improve quality and consistency of data collection.

OECD Step 3: Strategy to Respond to Identified Risk

ChargePoint’s risk mitigation strategy has been incorporated into our requests for proposal to any new manufacturer with whom we are considering having a direct purchasing agreement. For suppliers several tiers down our supply chain, we reach out directly on any areas of potential risk following identification of the supplier through our data collection process.

For non-responsive suppliers, escalations are sent outlining the importance of a response via CMRTs and the required cooperation for compliance with the Conflict Minerals Rule. ChargePoint actively campaigned suppliers believed to be supplying 3TGs from sources that may support conflict in the Covered Countries to establish an alternative source of 3TGs that does not support such conflict, as provided in the OECD Guidance. Our vendor also communicates directly with smelters that have not yet been determined to be conformant with the RMAP, requesting their sourcing information and encouraging participation in the RMAP program.

ChargePoint continues to enhance its program requirements and risk mitigation strategies. We are committed to partnering with our first-tier suppliers to utilize industry best practices.

OECD Step 4: Independent Third-Party Audit of Supply Chain Due Diligence

Considering ChargePoint’s location in the downstream supply chain, it does not have any direct relationship with 3TG smelters or refiners and does not perform or direct audits of these entities within the supply chain. ChargePoint relies on the RMI for smelter engagement and their third-party audits of smelters and refiners as part of the RMAP. The RMAP audits use independent private-sector auditors that are trained on the RMAP standard and audit the source, including the mines of origin, and the chain of custody of the Conflict Minerals.

Through ChargePoint’s membership with the RMI, smelters or refiners have been encouraged to participate in the RMAP. Any smelters or refiners that were reported by suppliers that were not part of the RMAP were contacted directly by our vendor to encourage them to participate in the RMAP. This correspondence noted the available financial resources for smelters to undergo the RMAP, removing potential blockers for engagement.

OECD Step 5: Report on Supply Chain Due Diligence

ChargePoint has published the Form SD for the year ended December 31, 2023, and this report with the U.S. Securities and Exchange Commission. This report also can be found on the Investor Relations page on our website at https://investors.chargepoint.com. Additional information found on the Investor Relations page is not considered part of this report and is not incorporated by reference herein.

Findings and Conclusions

As a result of the due diligence efforts described above, ChargePoint determined in good faith that it did not have sufficient information to determine whether Conflict Minerals necessary to the functionality or production of our EV charging station hardware products may have been sourced from the Covered Countries or from recycled or scrap sources. ChargePoint makes this determination due to a lack of information from our suppliers to determine the source and chain of custody of Conflict Minerals throughout the supply chain.

Smelter and Refiner RMAP Compliance

As part of the due diligence process that ChargePoint undertook, with the assistance of our vendor, we collected information regarding the number of smelters and refiners that were compliant with the RMI’s RMAP program or were otherwise in process with the RMAP. A summary of the percentage of known smelters and refiners for each Conflict Mineral that may be in our supply chain and whether such smelters and refiners are RMAP compliant or otherwise in process with the RMAP is provided below:

•54% (94/175) of known Gold smelters or refiners that may be in our supply chain are RMAP compliant, active in the RMAP, or in communication with the RMAP;
•94% (34/36) of known Tantalum smelters or refiners that may be in our supply chain are RMAP compliant or active in the RMAP;
•80% (70/87) of known Tin smelters or refiners that may be in our supply chain are RMAP compliant, active in the RMAP, or in communication with the RMAP; and
•66% (35/53) of known Tungsten smelters or refiners that may be in our supply chain are RMAP compliant, active in the RMAP, or in communication with the RMAP.

Forward Looking Statements

This report includes forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, relating to continuing to develop and improve internal and industry methods, implement tools and adopt procedures that are designed to be both auditable and in accordance with the OECD Framework, efforts to engage with our suppliers, increase their response rates, and obtain a definitive determination of supplier status, and efforts to further mitigate the risk that necessary Conflict Minerals do not benefit armed groups, as well as our intentions to make reasonable efforts to strengthen company engagement with suppliers and structure internal management to support supply chain due diligence, all of which are based on management’s current expectations or beliefs. Forward-looking statements are not guarantees of future performance and are subject to several uncertainties and other factors that may be outside of ChargePoint’s control and that could cause actual events to differ materially from those expressed or implied by the statements made herein. ChargePoint assumes no obligation to revise or update any forward-looking statements for any reason, except as required by law.
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